UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Digimarc Corporation

(Name of issuer)

Common Stock

(Title of class of securities)

25381B101

 (CUSIP number)

December 31, 2015

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☑ Rule 13d-1(c)
☐ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 25381B101	Page 2 of 9 Pages

1.	Name of Reporting Person Samjo Capital, LLC

2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐

3.	SEC Use Only
4.	Citizen or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 0 6. Shared Voting Power 380,200 7. Sole Dispositive Power 0 8. Shared Dispositive Power 380,200

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 380,200
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*	☐
11.	Percent of Class Represented by Amount in Row (9) 4.27%
12.	Type of Reporting Person* 00
*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13G

CUSIP No. 25381B101	Page 3 of 9 Pages

1.	Name of Reporting Person Samjo Management, LLC

2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐

3.	SEC Use Only
4.	Citizen or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 0 6. Shared Voting Power 380,200 7. Sole Dispositive Power 0 8. Shared Dispositive Power 380,200

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 380,200
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*	☐
11.	Percent of Class Represented by Amount in Row (9) 4.27%
12.	Type of Reporting Person* 00
*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13G

CUSIP No. 25381B101	Page 4 of 9 Pages

1.	Name of Reporting Person Andrew N. Wiener

2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐

3.	SEC Use Only
4.	Citizen or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 5,400 6. Shared Voting Power 380,200 7. Sole Dispositive Power 5,400 8. Shared Dispositive Power 380,200

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 385,600
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*	☐
11.	Percent of Class Represented by Amount in Row (9) 4.33%
12.	Type of Reporting Person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13G

CUSIP No. 25381B101	Page 5 of 9 Pages

Item 1(a).     Name of Issuer:
Digimarc Corporation

Item 1(b).     Address of Issuer's Principal Executive Offices:
9405 SW Gemini Drive, Beaverton, Oregon 97008

Item 2(a).     Name of Person Filing:
This statement is being filed by (i) Samjo Capital, LLC ("Samjo Capital"), (ii) Samjo Management, LLC ("Samjo Management") and (iii) Andrew N. Wiener.  The foregoing persons are hereinafter sometimes referred to collectively as the "Reporting Persons".

Item 2(b).     Address of Principal Business Office:
The address of the principal office of the Reporting Persons is 1345 Avenue of the Americas, 3rd Floor, New York, New York 10105.

Item 2(c).     Citizenship:
Samjo Capital and Samjo Management are Delaware limited liability companies.  Mr. Wiener is a U.S. Citizen.

Item 2(d).     Title of Class of Securities:
Common Stock

Item 2(e).     CUSIP Number:
25381B101

Item 3.          If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
Not Applicable

SCHEDULE 13G

CUSIP No. 25381B101	Page 6 of 9 Pages

Item 4.   Ownership.

 (a) and (b)  Based upon an aggregate of 8,908,854  shares of Common Stock outstanding, as provided by the Issuer, as of the close of business on December 31, 2014:
(i)	Samjo Capital beneficially owned 380,200 shares of Common Stock, constituting 4.27% of the shares outstanding.
(ii)	Samjo Management beneficially owned 380,200 shares of Common Stock, constituting 4.27% of the shares outstanding.
(iii)	Mr. Wiener beneficially owned 385,600 shares of Common Stock, constituting 4.33% of the shares outstanding.

(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote:

Samjo Capital            0

Samjo Management   0

Mr. Wiener                 5,400

(ii) Shared power to vote or to direct the vote:

Samjo Capital            380,200

Samjo Management   380,200

Mr. Wiener                380,200

(iii)	Sole power to dispose or to direct the disposition of:

Samjo Capital            0

Samjo Management   0

Mr. Wiener                5,400

(iv) Shared power to dispose or to direct the disposition of:

Samjo Capital            380,200

Samjo Management   380,200

Mr. Wiener                380,200

In addition to his role as the sole Managing Member of Samjo Capital and Samjo Management, Mr. Wiener is also one of the portfolio managers of the CAM Samjo Investment Program ("SI") employed by Concept Asset Management ("CAM"), a division of Concept Capital Markets, LLC.  The clients of Samjo Management and Samjo Capital employ investment strategies that are similar to those employed in the CAM SI program.  Samjo Capital, Samjo Management and their clients are not affiliated with CAM and Mr. Wiener does not have beneficial ownership over the shares held in the CAM SI program except for shares held in accounts owned by Mr. Wiener and his immediate family members.  As a result, Samjo Capital and Samjo Management do not make joint filings with respect to any shares of the issuer held by any CAM clients except with respect to shares held in accounts owned by Mr. Wiener and his immediate family members.  To the best of Samjo Capital's, Samjo Management's and Mr. Wiener's knowledge and belief, CAM reports the ownership of shares by such CAM clients separately to the extent required and is identified as the reporting person.

SCHEDULE 13G

CUSIP No. 25381B101	Page 7 of 9 Pages

Item 5.   Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

All securities reported in this Schedule 13G are owned by advisory clients of Samjo Capital.  None of the advisory clients individually own more than 5% of the outstanding Common Stock of the Issuer.

Item 7.     Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.      Identification and Classification of Members of the Group.

Not applicable.

Item 9.      Notice of Dissolution of Group.

Not applicable.

Item 10.    Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits:  Exhibit:  Joint Acquisition Statement.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2016

SAMJO CAPITAL, LLC	SAMJO MANAGEMENT, LLC

By:	/s/ Andrew N. Wiener	By:	/s/ Andrew N. Wiener
	Andrew N. Wiener Managing Member		Andrew N. Wiener Managing Member

/s/ Andrew N. Wiener
Andrew N. Wiener

EXHIBIT

 JOINT ACQUISITION STATEMENT PURSUANT TO RULE 13d-1(k)

          The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements.  The undersigned acknowledge that each shall be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated:  February 12, 2016

SAMJO CAPITAL, LLC	SAMJO MANAGEMENT, LLC

By:	/s/ Andrew N. Wiener	By:	/s/ Andrew N. Wiener
	Andrew N. Wiener Managing Member		Andrew N. Wiener Managing Member

/s/ Andrew N. Wiener
Andrew N. Wiener

SK 22183 0002 7037890